Filed pursuant to 424(b)(3)
Registrant No. 333-138424
GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
GREENHAVEN CONTINUOUS COMMODITY INDEX MASTER FUND
SUPPLEMENT DATED FEBRUARY 20, 2008 TO
PROSPECTUS DATED JANUARY 23, 2008
     This Supplement updates certain fee and breakeven related information contained in the Registration Statement dated January 23, 2008 (the “Prospectus”) of Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.
     Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.
Brokerage Commissions and Fees
     This Supplement updates all references to “Brokerage Commissions and Fees” in the Prospectus. Based on actual historical information, the original estimate of Brokerage Commissions and Fees of 0.40% per annum of the net asset value of the Master Fund in any year has been reduced to 0.24% per annum of the net asset value of the Master Fund in any year, and all references to Brokerage Commissions and Fees in the Prospectus hereby are amended accordingly. The last sentence in each of the (i) sub-section “The Commodity Broker” under the “Summary” section of the Prospectus; (ii) sub-section “Brokerage Commissions and Fees” under the “Summary — Fees and Expenses” section of the Prospectus; and the penultimate sentence in (iii) sub-section “Fees and Charges” under the “Brokerage Commissions and Fees” section of the Prospectus hereby is deleted in its entirety and replaced with the following sentence:
     “The Managing Owner does not expect brokerage commissions and fees to exceed 0.24% of the net asset value of the Master Fund in any year, although the actual amount of brokerage commissions and fees in any year may be greater.”
Routine Operational Administrative and Other Ordinary Expenses
     The Managing Owner has determined that beginning as of the date of the Master Fund’s and the Fund’s inception, the Managing Owner will pay all of the Master Fund’s and the Fund’s Routine Operational Administrative and Other Ordinary Expenses and will pay such amounts directly from the Management Fee that it is entitled to receive.
     This Supplement replaces all sections of the Prospectus entitled “Routine Operational Administrative and Other Ordinary Expenses” with the following:
     Routine Operational Administrative and Other Ordinary Expenses. The Managing Owner has agreed that as of February 15, 2008, it will pay all of the Master Fund’s and the Fund’s routine operational, administrative and other ordinary expenses, including, but not limited to, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs.
Breakeven Amount and Breakeven Table
     This Supplement updates all references to the “Breakeven Table” in the Prospectus. Based on the revised Routine Operational Administrative and Other Ordinary Expenses and the estimated brokerage commissions of 0.24% per annum discussed above, total management fees, brokerage commissions, and routine operational administrative and other ordinary expenses, before interest income, are estimated to be 1.09% per Share of the Fund, rather than the aggregate 1.95% reflected in the breakeven table set forth in the Prospectus.

     This Supplement replaces the Breakeven Amount contained in the “Summary — Breakeven Amount” section of the Prospectus:
     Breakeven Amounts. The estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in Shares of the Fund during the first twelve (12) months of investment is 1.09% per annum of the net asset value in respect of Shares purchased during the continuous offering period plus the amount of any commissions charged by the investor’s broker. Interest income is expected to be approximately 2.22% per annum, based upon the current yield on the three month U.S. Treasury bill. Consequently, the Fund is expected to break-even in twelve (12) months provided that it does not generate losses in excess of 1.13% per annum in respect of Shares purchased during the continuous offering period plus the amount of any commissions charged by the investor’s broker. The brokerage commission rates an investor may pay to the investor’s broker in connection with a purchase of Shares during the continuous offering period will vary from investor to investor.
     This Supplement replaces the Breakeven Table (including footnotes) in both the “Summary” and “Charges” sections of the Prospectus with the following:
     The “Breakeven Table” below shows the estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in the Shares during the first twelve months of ownership. The total estimated cost and expense load of the Shares is expressed as a percentage of $30. Although the Managing Owner has used actual numbers and good faith estimates in preparing this table, the actual expenses associated with an investment in the Shares may differ.
Breakeven Table

	Shares of the Fund(1)			Basket(2)
Expense	$		%	$		%
Underwriting Discount(3)		$0.00	0%		$0.00	0%
Management Fee(4)		$0.255	0.85%		$12,750	0.85%
Organization and Offering Expense Reimbursement (5)		$0.00	0.00%		$0.00	0.00%
Brokerage Commissions and Fees(6)		$0.072	0.24%		$3,600	0.24%
Routine Operational, Administrative and Other Ordinary Expenses(7)(8)		$0.00	0%		$0.00	0%
Interest Income(9)		$(.666)	(2.22)%		$(33,330)	(2.22)%
12-Month Breakeven (continuous Offering Period)(10)(11)		$(0.333)	(1.13)%		$(16,680)	(1.13)%

1.
The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on $30.00 as the net asset value per share. See “Fees and Charges” on page 30 for an explanation of the expenses included in the “Breakeven Table.”

2.
The breakeven analysis set forth in this column assumes that Baskets have a constant month-end net asset value and is based on $1.5 million as the net asset value per Basket. See “Fees and Charges” on page 30 for an explanation of the expenses included in the “Breakeven Table.”

3.
No upfront selling commissions will be charged to Shares sold during the initial or continuous offering periods, but it is expected that investors will be charged a customary commission by their brokers in connection with purchases of Shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

4.
From the Management Fee, the managing owner will be responsible for paying the fees and expenses of any third party responsible for marketing and or distribution of the Fund, including, but not limited to, the Distributor.

5.
All organizational and offering costs incurred in connection with organizing the Index Fund and the Master Fund and the offering of the Shares will be borne by Greenhaven LLC, a limited liability company organized in the State of Georgia which is the sole member of the Managing Owner.

6.
The costs to the fund for brokerage commissions and trading fees will vary by the broker or brokers involved to execute specific contracts for the funds interest. The managing owner expects to pay rates that are commensurate with the going market rate for commissions and brokerage. The costs to the fund will also be subject to the trading frequency of the fund.

7.
Routine operational, administrative and other ordinary expenses will be paid by the Managing Owner out of the management fee include, but are not limited to, annual audit, accounting, and fund administration and other fund expenses that are fixed in amount and not charged as a percentage of net asset value.

8.
In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $500 per order. Because these transactions fees are de minims in amount, are charged on a transaction-by transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.

9.	Interest income currently is estimated to be earned at a rate of 2.22%, based upon the February 14, 2008 yield on 90 day Treasury Bills.

10.	It is expected that interest income, as stated in footnote 9 above, will exceed the fees and costs incurred by the fund over a 12 month period.

11.
Investors may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investor are encouraged to review terms of their brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

     The “Breakeven Table,” as presented, is an approximation only. The capitalization of the Fund does not directly affect the level of its charges as a percentage of its net asset value, other than (i) administrative expenses (which are assumed for purposes of the “Breakeven Table” to equal the maximum estimated percentage of the average beginning of month net asset value) and (ii) brokerage commissions.
* * * * * * * * * * * * * * * * * * *
All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
GREENHAVEN COMMODITY SERVICES, LLC
Managing Owner

3